

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2011

Via Email
Edward O. Diffendal
Director
American Midstream GP, LLC
1614 15th Street, Suite 300
Denver, Colorado 80202

   Re: American Midstream Partners, LP
     Amendment No. 1 to Registration Statement on Form S-1
     Filed May 12, 2011
     File No. 333-173191

Dear Mr. Diffendal:

  We have reviewed your amended registration statement and letter dated May 12, 2011, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. In response to comments one, two, nine and 28 of our letter dated April 29, 2011 you indicate that the requested information will be provided in future amendments. Please note that in the event that the requested information is not provided in your next amendment we may defer further review of the filing until the required information is provided.

Risk Factors, page 14

Our pipelines may become subject to more stringent safety regulation, page 29

2. We note the revisions to your risk factor disclosure in response to comment eight of our letter dated April 29, 2011. In that regard, please revise the above referenced risk factor on page 29 to state the specific material risk to your company of more stringent safety

regulations. For example, please describe any of your current operations that would not be compliant with the proposed safety regulations. If you believe your current operations will be compliant with the proposed regulations, please revise your risk factor to specifically describe how more stringent and comprehensive safety regulations will materially affect your operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 82

Results of Operations – Combined Overview, page 88

3. We reviewed your response to comment 15 in our letter dated April 29, 2011 and the related revision to your footnote disclosure. In light of the significant annual provision for accounts receivable losses recorded in the predecessor periods, please discuss what has changed such that you have not had to record any losses on uncollectible accounts in the successor periods.

Critical Accounting Policies and Estimates, page 105

Equity-Based Awards, page 106

4. We reviewed your response to comment 14 in our letter dated April 29, 2011 and the related revision to your disclosure. Your disclosure regarding how you determined the fair value of phantom unit grants in 2009 and 2010 appears to be inconsistent with the explanation of how you determined the fair value of these grants as provided in your correspondence dated May 12, 2011. Please explain this apparent inconsistency and revise your disclosure as appropriate. Additionally, in light of your disclosure that you expect the IPO price for your common units to be significantly higher than your most recent (March 2011) valuation, please expand your disclosures to address more explicitly the extent to which you attribute the significant change in the value of your common units to very recent internal events and the company's development, financial position and results of operations versus changes in market conditions.

American Midstream Partners, LP and Subsidiaries Historical Consolidated Annual Financial Statements, page F-20

Note 1. Summary of Significant Accounting Policies, page F-24

Revenue Recognition and the Estimation of Revenues and Cost of Natural Gas, page F-25

5. We reviewed your response to comment 20 in our letter dated April 29, 2011 and the related revisions to your disclosure. As previously requested, please tell us your consideration of disclosing the timing of revenue recognition for each specific type of arrangement, for example, fee-based, percent-of-proceeds, fixed-margin, etc.

Property, Plant and Equipment, page F-27

6. Please clarify whether management determined the valuation of acquired property plant and equipment and in doing so considered or relied in part upon an independent third party valuation or whether you are attributing the valuation to a third party expert. If the latter, tell us your consideration of the disclosure requirements of Securities Act Rule 436 with respect to identifying the expert(s) and filing consent(s) from those parties. Refer to Question 141.02 of the Division of Corporation Finance's Compliance & Disclosure Interpretations of the Securities Act Sections available on our website at www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318, or in his absence Robyn Manuel, Senior Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Christopher F. Chase for

H. Christopher Owings
Assistant Director

cc: Mike O'Leary
        Andrews Kurth LLP
        Via Email